Exhibit 12.1

FIRSTMERIT CORPORATION

Computations of Consolidated Ratios of Earnings to Fixed Charges and Consolidated Ratios of Earnings to Fixed

Charges and Preferred Stock Dividends

	Nine months ended September 30,		Year ended December 31,
(Dollars in thousands)	2012	2011	2011	2010	2009	2008	2007
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	4,253	7,795	9,639	18,475	32,081	59,431	91,899
Interest Factor Within Rent Expense (a)	2,070	1,998	2,366	2,661	1,870	1,936	2,129

Total Fixed Charges	6,323	9,793	12,005	21,136	33,951	61,367	94,028
Preferred Stock dividends	—	—	—	—	1,789	—	—

Total Fixed Charges and Preferred Stock Dividends	6,323	9,793	12,005	21,136	35,740	61,367	94,028

Earnings:
Income Before Income Taxes	133,684	123,868	165,651	140,000	107,815	168,389	173,408
Fixed Charges - Excluding Preferred Stock Dividends	6,323	9,793	12,005	21,136	32,162	61,367	94,028

Total Earnings	140,007	133,661	177,656	161,136	139,977	229,756	267,436
Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	22.14	13.65	14.80	7.62	4.12	3.74	2.84

Ratio of Earnings to Combined Fixed Charges, Excluding Interest on Deposits	22.14	13.65	14.80	7.62	3.92	3.74	2.84

Including Interest on Deposits:
Fixed Charges:
Interest Expense	29,717	47,349	58,629	83,851	110,763	197,637	299,448
Interest Factor Within Rent Expense (a)	2,070	1,998	2,366	2,661	1,870	1,936	2,129

Total Fixed Charges	31,787	49,347	60,995	86,512	112,633	199,573	301,577
Preferred Stock dividends	—	—	—	—	1,789	—	—

Total Fixed Charges and Preferred Stock Dividends	31,787	49,347	60,995	86,512	114,422	199,573	301,577

Earnings:
Income Before Income Taxes	133,684	123,868	165,651	140,000	107,815	168,389	173,408
Fixed Charges - Excluding Preferred Stock Dividends	31,787	49,347	60,995	86,512	110,844	199,573	301,577

Total Earnings	165,471	173,215	226,646	226,512	218,659	367,962	474,985
Ratio of Earnings to Fixed Charges, Including Interest on Deposits	5.21	3.51	3.72	2.62	1.94	1.84	1.58

Ratio of Earnings to Combined Fixed Charges, Including Interest on Deposits	5.21	3.51	3.72	2.62	1.91	1.84	1.58

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.